UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month February 2017

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated February 6, 2017.	3

Grilols, S.A. Avinguda de Ia Generalilal152-158 08174 San!Cugal del Valles Barcelona - ESPMIA Tel. [34 ] 935 710 500 Fax [34J 935 710 267 www.grifols.com GRIFOLS Pursuant to the provisions of article 228 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of23 October, Grifols, S.A. ("Grifols" or the "Company") hereby informs about the following RELEVANT EVENT Grifols has concluded the refmancing process of its fmancial debt for an amount of $6.3Bn, except for the $1Bn senior unsecured notes which will be refmanced shortly. Grifols informs that Tenn Loan A ("TLA") amounts to $3.3Bn issued at LIBOR+175bps with a 6 year tenor and quasi-bullet ammiising structure. Likewise, Term Loan B ("TLB") amounts to $3.0Bn at LIBOR+225bps; in this case tenor is 8 years and bullet amortization. With the refinancing of these senior loans, in addition to extending the tenor, the Company has reduced the margin by c. l OObps. The refinancing includes $1.7Bn devoted to the acquisition of Hologic's share of NAT donor screening un it that was closed last January 31st. In Barcelona, on 6 February 2017 Nuria Mattfn Barnes Secretary to the Boat·d of Directors TOVRI1o!nlond ' CERT ISO 14001 T0VRhoinlnnd1 CERT DS OHSAS 18001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: February 6, 2017